UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                GTS Duratek, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    36237J107
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 1996
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 36237J107                                            Page 2 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS CAPITAL OFFSHORE PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               CAYMAN ISLANDS

                      7      Sole Voting Power
 Number of                          509,039
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           506,039
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    509,039

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    3.97%

14      Type of Reporting Person*

               IC; OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36237J107                                            Page 3 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS CAPITAL L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               BERMUDA

                      7      Sole Voting Power
 Number of                          509,039
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           509,039
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    509,039

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    3.97%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 36237J107                                            Page 4 of 9 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Steven J. Gilbert (in his capacity as managing general partner of Soros Capital L.P.)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          509,039
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           509,039
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    509,039

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                             3.97%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


          This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of GTS Duratek, Inc. (the "Issuer") and amends the initial statement on Schedule 13D dated January 24, 1996. This Amendment No. 1 is being voluntarily filed to report that solely as a result of an increase in the number of outstanding Shares, the Reporting Persons (as defined in the Initial Statement) may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

Item 3.        Source and Amount of Funds or Other Consideration.

          The Shares held for the account of Offshore may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 509,039 (approximately 3.97% of the total number of Shares which would be outstanding assuming the exercise or conversion of all of the convertible securities held by Offshore). This number consists of (i) 126,051 Shares held by Offshore, (ii) 310,266 Shares issuable upon conversion of the 9,308 shares of Convertible Preferred Stock held by Offshore and (iii) 72,722 Shares issuable upon conversion of the Issuer Option held by Offshore.

          This amount does not include any of the Shares held for the account of C/S, in which Offshore is a principal investor, or any of the other vehicles comprising the Carlyle II Fund. The Reporting Persons do not have or share any voting or dispositive powers with respect to such Shares.

          (b) By virtue of his position as managing general partner of Soros Capital which is majority owner of Offshore, Mr. Gilbert holds the sole power to direct the voting and disposition of the Shares held for the account of Offshore.

          (c) There have been no transactions with respect to the Shares during the past 60 days for the account of Offshore.

          (d) The direct and indirect beneficial owners of Offshore who are described in Item 2 of the Initial Statement have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Offshore in accordance with their ownership interests in Offshore.

          (e) The Reporting Persons recently became aware that they had ceased to be the beneficial owners of more than 5% of the outstanding Shares due to an increase in the number of outstanding Shares.

                                                               Page 6 of 9 Pages



Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

          From time to time, Offshore may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, Offshore may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as described above and in the Initial Statement, Offshore has no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

          (a) Joint Filing Agreement dated as of March 19, 1996 by and among Offshore, Soros Capital and Mr. Gilbert (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          (b) Power of Attorney dated March 19, 1996 granted by Offshore in favor of Mr. Gilbert, Gary S. Gladstein and Sean C. Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

          (c) Power of Attorney dated June 7, 1996 granted by Mr. Gilbert in favor of Richard W. Gaenzle and John D. McEvoy.

                                                               Page 7 of 9 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 18, 1996                     SOROS CAPITAL OFFSHORE PARTNERS LDC

                                            By:  /S/ SEAN C. WARREN
                                                -------------------------------
                                                Sean C. Warren
                                                Attorney in Fact


Date:  October 18, 1996                     SOROS CAPITAL L.P.

                                            By: Steven J. Gilbert
                                                Managing General Partner

                                                 By:  /S/ RICHARD W. GAENZLE
                                                     --------------------------
                                                     Richard W. Gaenzle
                                                     Attorney in Fact


Date:  October 18, 1996                     STEVEN J. GILBERT

                                            By:  /S/ RICHARD W. GAENZLE
                                                -------------------------------
                                                Richard W. Gaenzle
                                                Attorney in Fact

                                                               Page 8 of 9 Pages


                                INDEX OF EXHIBITS


          (a) Joint Filing Agreement dated as of March 19, 1996 by and among Soros Capital Offshore Partners LDC, Soros Capital L.P. and Steven J. Gilbert (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          (b) Power of Attorney dated March 19, 1996 granted by Soros Capital Offshore Partners LDC in favor of Steven J. Gilbert, Gary S. Gladstein and Sean
C. Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

          (c) Power of Attorney dated June 7, 1996 granted by Steven J. Gilbert in favor of Richard W. Gaenzle and John D. McEvoy.